40-33

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

08027023

Todd D. Brody
Partner
212.309.6045
tbrody@morganlewis.com

811-08227 (Deutsche Family of Funds) Branch 18

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2006 WASH. D.C. 156

February 23, 2006

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (re: Revenue Sharing Cases)

We are counsel to Deutsche Investment Management Americas, Inc., and the other Deutsche entities named in the above-referenced complaint and have been asked by the entities identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company.

Attached please find the Consolidated Amended Class Action Complaint for *In Re Scudder Mutual Funds Fee Litigation*. The party-defendants listed on Schedule A are now the only defendants named in this action. The previously named defendants/registered investment companies in these actions that were listed in the Schedule A documents attached to our April 16, 2004 letter have been dropped from this lawsuit. We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger. If you have any questions, please do not hesitate to contact me at (212) 309-6045.

Respectfully,

Todd D. Brody

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

1-NY/1988250.3

Schedule A

Defendants Named in Consolidated Amended Complaint

Deutsche Bank AG
Scudder Investments
Deutsche Investment Management Americas, Inc.
Deutsche Asset Management, Inc.
Scudder Distributor, Inc.

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

40-33

Morgan Lewis
COUNSELORS AT LAW

Todd Brody
212-309-6045
tbrody@morganlewis.com

February 23, 2006

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (re: Second Consolidated Amended Class Complaint Market Timing MDL 1586)

We are counsel to Deutsche Investment Management Americas Inc. ("DIMA") and other Deutsche entities named in the above-referenced action. We have been asked by the entities and individuals identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company.

The Second Consolidated Amended Class Complaint ("Complaint") was filed under seal pursuant to the confidentiality order in Multidistrict Litigation 1586-*In Re Mutual Funds Investment Litigation* in the District of Maryland. At this time because of the highly confidential nature of the complaint we are not filing a copy of the sealed complaint with the Commission. Please contact us if you would like a copy of the complaint or a redacted version of the Complaint and we will forward a copy onto the Filing Desk.

The party-defendants listed on Schedule A are the Deutsche entities and individuals that are named in the Second Consolidated Amended Class Complaint. Please note that all registrants and funds have been dropped from this action.

We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger. If you have any questions, please do not hesitate to contact me at (212) 309-6045.

Respectfully,

Todd Brody

1-NY/1998619.1

Schedule A

Deutsche Bank AG
Deutsche Asset Management, Inc.
Deutsche Investment Management Americas, Inc.
Deutsche Asset Management Investment Services Ltd.
Scudder Distributors, Inc.
Investment Company Capital Corporation
Brenda Lyons
William F. Glavin, Jr.
Richard T. Hale
John A. Keffer
James E. Minnick
Charles A. Rizzo
Amy Olmert
Joseph A. Finelli
Tracie Richter
Kenneth Murphy
Salvatore Schiavone
Lucinda Stebbins
Kathleen Sullivan D'Eramo
John Millette
Daniel O. Hirsch
Caroline Pearson
Bruce A. Rosenblum
David W. Baldt
James H. Grifo
Neil P. Jenkins
Patrick W.W. Disney
Ian D. Kelson
Joan A. Binstock
Richard R. Burt
S. Leland Dill
Martin Gruber
Joseph R. Hardiman
Richard J. Herring
Graham E. Jones
Rebecca W. Rimel
Philip Saunders, Jr.

William N. Searcy
Robert H. Wadsworth
John W. Ballantine
Lewis A Burnham
Donald L. Dunaway
James R. Edgar
Paul K. Freeman
Robert B. Hoffman
Shirley D. Peterson
Fred D. Renwick
John G. Weithers
Henry P. Becton, Jr.
Dawn-Marie Driscoll
Edgar R. Fielder*
Keith R. Fox
Louis E. Levy
Jean Gleason Stromberg
Jean C. Tempel
Carl W. Vogt
Charles P. Biggar
Bruce E. Langton*
Harry Van Benschoten
Paul K. Freeman
Hugh G. Lynch
Edward T. Tokar

*Deceased

***Please note that all registrants have been dropped from this action.

JEFFERSON NATIONAL®

JEFFERSON NATIONAL LIFE INSURANCE COMPANY
9920 Corporate Campus Drive #1000
Louisville, Kentucky 40223
T: 866-667-0561 ◇ F: 866-667-0563

40-33
811-21498
(Jeff. N'tl Life Ann)
Branch 29

February 1, 2006

United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs and Ma'am:

As required by Section 33 of the Investment Company Act of 1940, as amended, enclosed is a copy of a Notice of a lawsuit against Jefferson National Life Insurance Company (Jefferson National) regarding failure to execute a verbal change order which resulted in a loss of $1371.83 for the plaintiff. The other defendant in the case is Conseco Services, LLP whom we expect will defend the case per the indemnity clause in the Purchase Agreement when Jefferson National acquired the business. Please contact me if you need any more information. Thank you.

Yours truly,

Robin M. Livingston

Robin M. Livingston
Compliance and Regulatory Manager
502-515-7851

IN THE COUNTY COURT IN AND FOR MIAMI-DADE COUNTY, FLORIDA

CIVIL DIVISION	SUMMONS/NOTICE TO APPEAR FOR PRE-TRIAL CONFERENCE (File in quadruplicate)	CASE NUMBER 06-436 SP 25
PLAINTIFF, ZORAIDA ECONOMOPOULUS	VS. DEFENDANT, JEFFERSON NATIONAL LIFE INSURANCE COMPANY and CONSECO SERVICES, LLC	SERVICE

DEFENDANTS TO BE SERVED AT:
JEFFERSON NATIONAL INS. CO. Serving:
Thomas Gallagher, Chief Financial Officer
Dept. Of Financial Affairs, Process Section
PO Box 6100
Tallahasee, FL

C L O C K I N

STATE OF FLORIDA

NOTICE TO PLAINTIFF(S) AND DEFENDANT (S)

YOU ARE HEREBY NOTIFIED to appear in person or by Attorney at:

3100 PONCE DE LEON BLVD, CORAL GABLES, FL. COURTROOM 1-1 ON FEB 17 2006 2006 AT 0955 P.M., FOR A PRETRIAL CONFERENCE BEFORE A JUDGE OF THIS COURT.
SECTION # ________

IMPORTANT-READ CAREFULLY

THE CASE WILL NOT BE TRIED AT THAT TIME
DO NOT BRING WITNESSES--APPEAR IN PERSON OR BY ATTORNEY

THE DEFENDANT MUST APPEAR IN COURT ON THE DATE SPECIFIED IN ORDER TO AVOID A DEFAULT JUDGEMENT. THE PLAINTIFF MUST APPEAR TO AVOID HAVING THE CASE DISMISSED FOR LACK OF PROSECUTION. A WRITTEN MOTION OR ANSWER TO THE COURT BY PLAINTIFFS OR DEFENDANTS SHALL NOT EXCUSE THE PERSONAL APPEARANCE OF A PARTY OR ITS ATTORNEY IN THE PRETRIAL CONFERENCE. THE DATE AND/OR TIME OF THE PRETRIAL CONFERENCE CANNOT BE RESCHEDULED WITHOUT GOOD CAUSE AND PRIOR COURT APPROVAL.

THE PURPOSE OF THE PRETRIAL CONFERENCE IS TO RECORD YOUR APPEARANCE, TO DETERMINE IF YOU ADMIT ALL OR PART OF THE CLAIM, TO ENABLE THE COURT TO DETERMINE THE NATURE OF THE CASE, AND TO SET THE CASE FOR TRIAL IF THE CASE CANNOT BE RESOLVED AT THE PRETRIAL CONFERENCE. YOU OR YOUR ATTORNEY SHOULD BE PREPARED TO CONFER WITH THE COURT AND TO EXPLAIN THE NATURE OF THE DISPUTE, EXHIBIT ANY DOCUMENTS NECESSARY TO PROVE YOUR CASE, STATE THE NAMES AND ADDRESSES OF YOUR WITNESSES, STIPULATE AS TO FACTS THAT WILL REQUIRE NO PROOF AND WILL EXPEDITE THE TRIAL AND TO ESTIMATE HOW LONG IT WILL TAKE TO TRY THE CASE.

IF YOU ADMIT THE CLAIM, BUT DESIRE ADDITIONAL TIME TO PAY, YOU MUST COME AND STATE THE CIRCUMSTANCES TO THE COURT. THE COURT MAY OR MAY NOT APPROVE A PAYMENT PLAN AND WITHHOLD JUDGEMENT OR EXECUTION OR LEVY.

IMPORTANT: SEE REVERSE

RIGHT TO VENUE. THE LAW GIVES THE PERSON OR COMPANY WHO HAS SUED YOU THE RIGHT TO FILE SUIT IN ANY ONE OF SEVERAL PLACES AS LISTED BELOW. HOWEVER, IF YOU HAVE BEEN SUED IN ANY PLACE OTHER THAN ONE OF THESE PLACES, YOU, AS THE DEFENDANT, HAVE THE RIGHT TO REQUEST THAT THE CASE BE MOVED TO A PROPER LOCATION OR VENUE. A PROPER LOCATION OR VENUE MAY BE ONE OF THE FOLLOWING:

1. WHERE THE CONTRACT WAS ENTERED INTO;
2. IF SUIT IS ON UNSECURED PROMISSORY NOTE, WHERE NOTE IS SIGNED OR WHERE MAKER RESIDES;
3. IF THE SUIT IS TO RECOVER PROPERTY OR TO FORECLOSE A LIEN, WHERE THE PROPERTY IS LOCATED;
4. WHERE THE EVENT GIVING RISE TO THE SUIT OCCURRED;
5. WHERE ANY ONE OR MORE OF THE DEFENDANTS SUED RESIDE;
6. ANY LOCATION AGREED TO IN A CONTRACT.
7. IN AN ACTION WHERE MONEY IS DUE, IF THERE IS NO AGREEMENT WHERE SUIT IS TO BE FILED, WHERE PAYMENT IS MADE.

IF YOU, AS A DEFENDANT, BELIEVE THE PLAINTIFF HAS NOT SUED IN ONE OF THESE CORRECT PLACES, YOU MAY APPEAR ON YOUR COURT DATE AND ORALLY REQUEST A TRANSFER OR YOU MAY FILE A WRITTEN REQUEST FOR TRANSFER, IN AFFIDAVIT FORM (SWORN TO UNDER OATH) WITH THE COURT SEVEN DAYS PRIOR TO YOUR FIRST COURT DATE AND SEND A COPY TO THE PLAINTIFF OR PLAINTIFF'S ATTORNEY, IF ANY. A COPY OF THE STATEMENT OF CLAIM SHALL BE SERVED WITH THE SUMMONS.

HARVEY RUVIN CLERK OF COURTS	BY: [signature] DEPUTY CLERK	DATE: [stamp] 1 2006

COPY	☐ MAILED	☐ HAND DELIVERED	CIRCUIT AND COUNTY COURTS — COURT SEAL — DADE COUNTY
TO	☐ PLAINTIFF	☐ ATTORNEY	
	☐ SHERIFF	☐ PROCESS SERVER	

FILED BY: JAY B. WEISS, ESQ.
ADDRESS: 2251 SW 22ND ST., MIAMI, FL 33145
TELEPHONE 305-854-0499

AMERICANS WITH DISABILITIES ACT OF 1990

If you are a person with a disability, who needs any accommodations to participate in this proceeding, you are entitled, at no cost to you, to the prvision of certain assistance. Please contact the Dade County Court's ADA Coordinator at 73 West Flagler Street, Room 1600, Miami, Florida 33130 or by telephone at (305) 375-2006 (voice) or (305) 375-2007 (TDD) and (305) 350-5205 for FAX, within two (2) working days of your receipt of this document. TDD users may also call 1-800-955-8771, for the Florida Relay Service.

IMPORTANT - SEE REVERSE

IN THE COUNTY COURT IN AND FOR DADE COUNTY, FLORIDA

DIVISION	STATEMENT OF CLAIM	CASE NUMBER
☐ CIVIL ☐ OTHER	(File in duplicate plus one for each Defendant)	06-436 SP 25 Section No.

PLAINTIFF	VS. DEFENDANT	CLOCK IN
ZORAIDA ECONOMOPOULUS	JEFFERSON NATIONAL LIFE INSURANCE COMPANY AND CONSECO SERVICES, LLC	

The Plaintiff sues the Defendant for Money owed Plaintiff by Defendant:

and which is past due and unpaid; for (As marked (X) below):

Address: CONSECO
11825 N. Pennsylvania
CARMEL, IN 46032

Phone #

☐ Good, wares and merchandise sold by Plaintiff to defendant:

☐ On a written instrument, copy of which is attached hereto:

☒ Any additional facts in connection with any of the above:

(Use additional pages if necessary)

PLAINTIFF held certain investments with Defendants under contract # V036566000.PLAINTIFF does not have a copy of the contract but Defendants should. Defendants failed to execute a verbal change order that was properly transmitted to them. PLAINTIFF suffered a loss in the value of her investments as a result. PLAINTIFF is claiming Breach of Contract and negligence. Plaintiff is entitled to an award of Attorney's Fees under the contract.

Where Plaintiff demands judgement in the sum of $ 1,371.83 together with Court Costs and any further costs which the Court may assess.
The Plaintiff, ZORAIDA ECONOMOPOULUS says the foregoing is a just and true statement of the amount owing by Defendant to Plaintiff, exclusive of all set-offs and just grounds of Defense.
Affiant states that the Defendant is/are not in the military service of the United States.

Attorney/Plaintiff	Signature:	Attorney's Bar No.
JAY B. WEISS, ESQ.	[signature]	274585

Address of Plaintiff ATTORNEY
JAY B. WEISS, ESQ.
2251 SW 22ND ST.
Miami, FL 33145

Plaintiff Attorneys telephone Number:
305-854-0499
FAX 305-856-4258

SWORN TO AND SUBSCRIBED BEFORE ME this ______ day of ______, 2005

HARVEY RUVIN CLERK OF COURTS	______________ Deputy Clerk	NOTARY PUBLIC St of Florida______________ My Commission Expires:

IMPORTANT: SEE REVERSE

FLORIDA
DEPARTMENT OF
FINANCIAL SERVICES

SERVICE OF PROCESS
PACKING SLIP

PLEASE VERIFY THAT YOU HAVE RECEIVED A PACKET FOR EACH CASE LISTED FOR THIS PACKAGE. IF YOU HAVE QUESTIONS OR MISSING PACKETS, PLEASE CALL (850) 413-4200.

1 Packets enclosed for CERTIFIED MAIL # 7003 2260 0005 7051 1296 DELIVERED TO:

CRAIG A HAWLEY
9920 CORPORATE CAMPUS DR, STE 1000
LOUISVILLE, KY 40223-

Initials: [signature]

	Date Served	DFS-SOP#	Case #	Plaintiff	County	Court
		JEFFERSON NATIONAL LIFE INSURANCE COMPANY				
JGJ	1/19/2006	06-01739	06 436 SP 25	ZORAIDA ECONOMOPOULUS,	MIAMI-DADE	COUNTY COURT

FLORIDA
DEPARTMENT OF
FINANCIAL SERVICES

06-01739

TOM GALLAGHER
CHIEF FINANCIAL OFFICER, STATE OF FLORIDA

ZORAIDA ECONOMOPOULUS,

PLAINTIFF(S),

VS.

JEFFERSON NATIONAL LIFE INSURANCE COMPANY,

DEFENDANT(S).

CASE #: 06 436 SP 25
COURT: COUNTY COURT
COUNTY: MIAMI-DADE
DFS-SOP#: 06-01739

_______________________________________/

SUMMONS/NOTICE TO APPEAR FOR PRETRIAL CONFERENCE, STATEMENT OF CLAIM,

NOTICE OF SERVICE OF PROCESS

NOTICE IS HEREBY GIVEN of the acceptance or receipt of Service of Process by the Chief Financial Officer of the State of Florida, received in my office by MAIL on the 17th day of January, 06, addressed to the Chief Financial Officer.
A copy of said process was SERVED by certified mail on the 19th day of January, 06. from this office to:

JEFFERSON NATIONAL LIFE INSURANCE COMPANY
CRAIG A HAWLEY
9920 CORPORATE CAMPUS DR, STE 1000
LOUISVILLE KY 40223

as designated agent for the named insurer according to my records; or mailed to said addressee as an agent or to said insurer at the request of the plaintiff or plaintiff's attorney.

Tom Gallagher
Chief Financial Officer

Our office will only serve the initial process (Summons and Complaint) or Subpoena and is not responsible for transmittal of any subsequent filings, pleadings or documents unless otherwise ordered by the Court pursuant to Florida Rules of Civil Procedure, Rule #1.080.

Distribution: Clerk of Court, Defendant, Plaintiff or Plaintiff's Attorney

Plaintiff's Representative:

JAY B. WEISS, ESQUIRE
2251 S.W. 22ND STREET
MIAMI FL 33145

JGJ